

January 14, 2014

Via E-mail
H. Davis Thames
Chief Financial Officer
Sabine Pass Liquefaction, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Sabine Pass Liquefaction, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 27, 2013**
> **File No. 333-192373**

Dear Mr. Thames:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you completed a private placement of 2022 Sabine Pass Liquefaction Senior Notes in November 2013. Please provide us with your analysis as to why the private placement should not be integrated with the registered transaction. Please refer to Securities Act Release 33-8828 and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Audited Financial Statements of Sabine Pass Liquefaction, LLC

Note 12 – Related Party Transactions, page F-19

2. We note your response to comment 23 in our letter dated December 13, 2013. Regarding your determination that footnote disclosure quantifying the development expense funded by Sabine Pass Liquefaction Expansion, LLC and the future impact to you of the funding

by affiliates of Trains 5 and 6 was not necessary nor was the inclusion in your financial statements of Train 5 and 6 development expenses, please respond to the following comments.

- Please explain how management concluded development costs incurred to date for Trains 5 and 6 were not required to be recorded by you. Please include in your response how management determined the expenses were not applicable to you and were not incurred on your behalf. Refer to ASC 225-10-S99.

- You disclose you are developing Trains 5 and 6 and you plan on constructing six trains. If the development costs are not being incurred on your behalf, please clarify for us your basis for disclosing you are developing Trains 5 and 6. In this regard we note the FEED agreement was entered into by Sabine Pass Liquefaction, the entity obligated, funding and recording the cost of development of the trains.

- We note your revised disclosure on page F-28 to clarify development costs relate to Trains 1 through 4. Please revise your disclosure on page F-8 as well to clarify your disclosure.

<u>Unaudited Interim Financial Statements of Sabine Pass Liquefaction, LLC</u>

<u>Statements of Cash Flows, page F-26</u>

3. We note your response to comment 24 in our letter dated December 13, 2013. Please tell us your consideration of disclosing the impairment related to the terminal use agreement to clarify the "non-cash" maintenance expense in the statement of cash flows as well as including disclosure similar to your response.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Scott L. Olson